錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2008 MAR 12 A 11:31
FICE OF INTERNATI
CORPORATE FINAN

29 February 2008

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

08001204

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
<u>- ISIN US 41068T2087</u>

We enclose a circular of the Company dated 28 February 2008 relating to the scrip dividend scheme in relation to the interim dividend for the six months ended 30 September 2007 for filing under the ISIN US 41068T2087.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Samantha Fung
Company Secretarial Department

Encl.

dw 3/12

O:\Hanny 2007\HY-1 HHL\Interim\Scrip Dividend Scheme\Correspondence\003 Ltr-circular (other parties).doc

香港中環夏愨道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **Hanny Holdings Limited**, you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

28 February 2008

To the shareholders and, for information only, to the holders of convertible bonds

Dear Sir or Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

PARTICULARS OF INTERIM DIVIDEND

On Friday, 21 December 2007, Hanny Holdings Limited (the "**Company**") announced that the board of directors (the "**Board**") of the Company resolved to declare the payment of an interim dividend of HK$0.005 per share of HK$0.01 each in the capital of the Company ("**Share(s)**") for the six months ended 30 September 2007 ("**2007 Interim Dividend**") to the shareholders whose names appeared on the register of members of the Company on Friday, 22 February 2008 ("**Record Date**"), and that the shareholders would be given the option to receive shares of HK$0.01 each ("**New Shares**") in the capital

of the Company in lieu of cash in respect of part or all of such dividend (the "**Scrip Dividend Scheme**"). The register of members of the Company had been closed from Thursday, 21 February 2008 to Friday, 22 February 2008, both days inclusive, during which period no transfer of shares would be effected. The last date on which the transfers were accepted for registration for participation in the Scrip Dividend Scheme was 20 February 2008.

Each eligible shareholder of the Company has the following choices in respect of the 2007 Interim Dividend:

(a) to receive a cash dividend of HK$0.005 per Share; or

(b) to be allotted New Shares at HK$0.209 per New Share credited as fully paid and having an aggregate market value (as determined by the market value stated below), equal to the total amount of the 2007 Interim Dividend which such shareholder would otherwise receive in cash (New Shares will be allotted by way of capitalisation of profits to the shareholders of the Company electing to receive New Shares in lieu of cash dividend); or

(c) to receive the 2007 Interim Dividend partly in cash and partly in New Shares.

The number of New Shares to be allotted to the shareholders pursuant to the Scrip Dividend Scheme would be calculated by reference to the market value of HK$0.209 which was the average of the closing prices per Share of the Company quoted on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") for the five consecutive trading days from Monday, 18 February 2008 to Friday, 22 February 2008. Accordingly, the number of New Shares that the shareholders will receive in respect of their shareholdings on the Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of Shares held on the Record Date for which election is made} \times \frac{\text{HK\$0.005}}{\text{HK\$0.209}}$$

If all shareholders elect to receive their 2007 Interim Dividend entitlements in New Shares, based on 5,009,769,867 Shares of the Company in issue on 22 February 2008, not more than 119,850,953 New Shares will be issued under the Scrip Dividend Scheme. The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the 2007 Interim Dividend for the six months ended 30 September 2007. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

FORM OF ELECTION

A form of election is enclosed with this circular for use by the shareholders who wish to receive the 2007 Interim Dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the 2007 Interim Dividend, whether in whole or in part, should complete and sign the form of election in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 13 March 2008. No acknowledgement of receipt of the form of election will be issued.

If you do not return the form of election before the time stated above, you will receive your 2007 Interim Dividend wholly in cash.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders on the Record Date.

OVERSEAS SHAREHOLDERS

Based on the register of members of the Company as at the Record Date, all the shareholders of the Company had registered addresses in Hong Kong save that there were two shareholders in England, two shareholders in Malaysia, one shareholder in Australia, one shareholder in the United States of America, one shareholder in Singapore, one shareholder in Spain and one shareholder in Scotland.

In respect of the United States of America, the Company has enquired with its legal advisers and understands that in the absence of registration statement or fulfillment of the required filing or other procedures, the circulation of the form of election or allotment of New Shares would or might be unlawful under the relevant securities legislation of the United States of America. It also would be impractical and not cost effective for the Company to comply with the different legal requirements and procedures in the United States of America. Accordingly, the form of election will not be sent to the shareholder in the United States of America. That shareholder will receive the 2007 Interim Dividend *in cash only* and will receive this circular for information only.

Regarding the shareholders in Malaysia, the Directors have been advised by legal advisers that the Company may rely on an exemption for the issue of scrip dividend to such overseas shareholders. These shareholders will be permitted to participate in the Scrip Dividend Scheme. This circular, if sent to such shareholders, will be subject to filing requirements in Malaysia. Accordingly, this circular will be sent to the shareholders in Malaysia and will be filed with the securities commission of Malaysia.

In relation to the other overseas shareholders whose registered addresses were in Australia, Singapore, Spain, Scotland and England, the Directors have made enquiries with legal advisers in the relevant jurisdictions, and have been advised that the Company may rely on exemptions in respect of the issue of scrip dividend to such overseas shareholders. Accordingly, these shareholders will be permitted to participate in the Scrip Dividend Scheme.

Save as disclosed, none of this circular, the form of election nor the New Shares will be registered or filed under the securities laws or equivalent legislation of any jurisdiction outside Hong Kong. The participation in the Scrip Dividend Scheme by overseas shareholders may be restricted by laws of their relevant jurisdictions. No shareholders receiving a copy of this document and/or a form of election in any

territory outside Hong Kong may treat the same as an invitation to elect for New Shares unless in the relevant territory such invitation could lawfully be made to him/her without having to comply with any unfulfilled registration or other legal requirements. Shareholders with registered addresses outside Hong Kong should consult their own professional advisers as to whether or not they are permitted to receive the 2007 Interim Dividend in the form of an issue of New Shares or if any governmental or other consent is required or other formalities which need to be observed and whether there are any other restrictions in relation to the future sale of any New Shares so acquired. Overseas shareholders residing in jurisdiction where it would be illegal for them to participate in the Scrip Dividend Scheme will be deemed to have received this circular and/or form of election for information only.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND/OR SHARE CERTIFICATES

Application will be made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. The Scrip Dividend Scheme is conditional upon listing approval being granted by the Listing Committee of the Stock Exchange in respect of the New Shares to be issued pursuant thereto. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other stock exchange being or proposed to be sought. The relevant dividend warrants and/or share certificates for the New Shares will be posted to the shareholders entitled thereto at their own risk on or around Thursday, 20 March 2008. It is expected that dealings in the New Shares will commence on Tuesday, 25 March 2008. In the unlikely event that New Shares are not admitted to listing before Thursday, 20 March 2008, the form of election will be disregarded and the 2007 Interim Dividend will be paid in full in cash in the usual way.

ADVANTAGE OF SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company as provided above, without incurring brokerage fees and stamp duty cost. The Scrip Dividend Scheme will also benefit the Company because, to the extent that the shareholders receive New Shares, whether in whole or in part, in respect of the 2007 Interim Dividend, such cash which would otherwise have been paid to the shareholders will be retained for use by the Company.

GENERAL

Whether or not it is to your advantage to elect to receive your 2007 Interim Dividend in New Shares or cash, whether in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.**

Yours faithfully,
For and on behalf of the Board of
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

求。登記地址在香港以外之股東應向其專業顧問諮詢，彼等是否獲准收取新股份作為二零零七年中期股息，或是否須經任何政府或其他方面許可，或是否須遵守其他手續，或是否存在有關未來銷售所收取之新股份之任何其他限制。居於參與以股代息計劃為不合法之司法權區之海外股東，將被視為收取本通函及／或選擇表格以僅供參考之用。

於聯交所上市及寄發股息單及／或股票

本公司將向聯交所上市委員會作出申請批准根據以股代息計劃將予發行之新股份上市及買賣。以股代息計劃須待聯交所上市委員會批准根據以股代息計劃而將予發行之新股份上市後，方可作實。本公司之股份或債務證券現時並無在其他證券交易所上市或買賣，亦無或擬尋求在其他證券交易所上市或買賣。有關之股息單及／或新股份股票將約於二零零八年三月二十日（星期四）寄發予有權收取上述者之股東，一切郵誤風險概由收件人自行承擔。預期新股份將於二零零八年三月二十五日（星期二）起買賣。倘於二零零八年三月二十日（星期四）前新股份並未獲准上市（儘管此情況不大可能出現），選擇表格將告失效，而二零零七年中期股息亦將一如往常地全部以現金派付。

以股代息計劃之優點

股東可藉以股代息計劃增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，以股代息計劃亦可令本公司受惠，因倘股東收取新股份以代替全部或部份二零零七年中期股息，則本公司將可保留原應派予股東之現金加以運用。

一般事項

就此項二零零七年中期股息選擇收取新股份或現金（不論全部或部份），何者較為有利，須視乎　閣下之個別情況而定，而此項決定及其所產生之影響亦應由每位股東自負責任。**倘　閣下有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。**

此　致

列位股東　台照
及列位可兌換債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零八年二月二十八日

股東如欲就其二零零七年中期股息選擇收取新股份(不論全部或部份)以代替收取現金,務請依照選擇表格按其列印之指示填妥及簽署該表格,並最遲須於二零零八年三月十三日(星期四)下午四時前交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司,地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。本公司將不會就收到之選擇表格發出收據。

倘 閣下未能於上述時間前交回選擇表格, 閣下將全部以現金收取二零零七年中期股息。

若股東並無指明就彼等選擇收取獲配發新股份之股份數目,或彼等選擇收取新股份之股份數目較其所登記之持股量為多,則彼等將被視作已就其於記錄日期所持有之所有股份選擇以新股份方式收取。

海外股東

根據於記錄日期本公司之股東名冊所載,除兩名位於英國、兩名位於馬來西亞、一名位於澳洲、一名位於美國、一名位於新加坡、一名位於西班牙及一名位於蘇格蘭之股東外,本公司所有股東之登記地址均為香港。

就美國而言,本公司經諮詢其法律顧問之意見後明白,倘無作出登記聲明或辦理存檔或其他手續,根據美國相關證券法規,派發選擇表格或配發新股份將屬或可能屬不合法。此外,本公司就此遵守美國不同的法例規定及手續並不切實可行,且不具成本效益。因此,將不會向該美國股東寄發選擇表格,彼僅可以現金收取二零零七年中期股息,本通函僅供參考之用。

就馬來西亞之股東而言,董事經法律顧問建議,本公司可憑藉一項豁免向該等海外股東發行代息股份。該等股東將獲准參與以股代息計劃。本通函(如寄發給該等股東)須受馬來西亞存檔要求規限。因此,本通函將寄發給馬來西亞之股東並予馬來西亞之證監會存檔。

至於登記地址位於澳洲、新加坡、西班牙、蘇格蘭及英國之其他海外股東,董事經諮詢各有關司法權區之法律顧問之意見後,獲悉可憑藉豁免向該等海外股東發行代息股份。因此,該等股東將獲准參與以股代息計劃。

除在此披露外,本通函、選擇表格或新股份概不會根據香港以外任何司法權區之證券法或相等法例註冊或存檔。海外股東可能受其司法權區之法律限制參與以股代息計劃。倘香港以外任何地區之股東收到本文件及/或選擇表格,將不可視作選擇新股份之邀請,除非在有關地區向該股東作出該項邀請乃合法並毋須遵守任何未履行之註冊或其他法規要

股東可就部份或全部該等股息選擇收取本公司股本中每股面值0.01港元之股份(「**新股份**」),以代替現金(「**以股代息計劃**」)。本公司已於二零零八年二月二十一日(星期四)至二零零八年二月二十二日(星期五)(包括首尾兩天)暫停辦理股份過戶及登記手續。接受辦理有關登記參與以股代息計劃之股份過戶及登記手續之最後日期為二零零八年二月二十日。

本公司之合資格股東可就二零零七年中期股息作出以下選擇:

(甲) 收取現金股息每股股份0.005港元;或

(乙) 獲配發新股份每股0.209港元並已入賬列為已繳足股款,而其總市值(由下列所述之市價釐定)相等於該股東倘若選擇以現金收取之二零零七年中期股息總額(新股份將以溢利資本化之形式配發予選擇收取新股份以代替現金股息之本公司股東);或

(丙) 部份以現金及部份以新股份收取二零零七年中期股息。

根據以股代息計劃配發予股東之新股份數目乃參照本公司股份自二零零八年二月十八日(星期一)起至二零零八年二月二十二日(星期五)止五個連續交易日在香港聯合交易所有限公司(「**聯交所**」)所報之每股平均收市價,即市值0.209港元計算。因此,按以股代息計劃,股東就其於記錄日期持有之股份可收取之新股份數目將根據以下方式計算:

$$\text{應收取之新股份數目} = \text{於記錄日期持有並選擇收取股份之股份數目} \times \frac{0.005\text{港元}}{0.209\text{港元}}$$

倘全體股東選擇以新股份收取彼等之二零零七年中期股息,則按於二零零八年二月二十二日本公司已發行之5,009,769,867股股份計算,本公司將根據以股代息計劃發行不多於119,850,953股新股份。將予發行之新股份在各方面將與現有股份享有同等權益,惟不得享有截至二零零七年九月三十日止六個月之二零零七年中期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數。零碎新股份將不獲配發予股東,惟將予彙集並將有關利益撥歸本公司所有。

選擇表格

隨本通函附上一份選擇表格,以供股東就二零零七年中期股息選擇全部收取新股份或選擇部份收取現金及部份收取新股份。

此乃要件　請即處理

閣下如對本通函之任何方面或將予採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有**錦興集團有限公司**證券**出售或轉讓**，應立即將本通函及隨附之選擇表格交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

執行董事：
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
潘國興先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

敬啟者：

有關截至二零零七年九月三十日止六個月
中期股息之以股代息計劃

中期股息之資料

於二零零七年十二月二十一日(星期五)，錦興集團有限公司(「**本公司**」)宣佈本公司董事會(「**董事會**」)議決就本公司股本中每股面值0.01港元之股份(「**股份**」)宣派截至二零零七年九月三十日止六個月之中期股息(「**二零零七年中期股息**」)每股0.005港元，予於二零零八年二月二十二日(星期五)(「**記錄日期**」)名列本公司股東名冊內之股東，以及

* 僅供識別

END